UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 10033 / February 3, 2016

SECURITIES EXCHANGE ACT OF 1934
Release No. 77040 / February 3, 2016

INVESTMENT ADVISERS ACT OF 1940
Release No. 4325 / February 3, 2016

INVESTMENT COMPANY ACT OF 1940
Release No. 31979 / February 3, 2016

Admin. Proc. File No. 3-16202

In the Matter of

GEORGE N. KRINOS,
KRISNOS HOLDINGS, INC. and
FORDGATE ACQUISITION CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

      The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by George N. Krinos, Krisnos Holdings, Inc., or Fordgate Acquisition Corp. and the Commission has not chosen to review the decision on its own initiative.

      Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to George N. Krinos, Krisnos Holdings, Inc., and Fordgate Acquisition Corp.[2] The orders contained in that decision are hereby declared effective. The initial decision ordered that, a) pursuant to Section 203(f) of the Investment Advisers Act of 1940 and Section 9(b) of the Investment Company Act of 1940, George N. Krinos is barred from association with an investment adviser, broker, dealer, municipal securities dealer, municipal

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[1]   17 C.F.R. § 201.360(d).

[2]   *George N. Krinos, Krinos Holdings, Inc., and Fordgate Acquisition Corp.,* Initial Decision Release No. 929 (Dec. 21, 2015), 113 SEC Docket 02, 2015 WL 9297355. The Central Index Key Number for Fordgate Acquisition Corporation is 1559050.

advisor, transfer agent, or nationally recognized statistical rating organization; and from serving or acting as an employee, officer, director, member of an advisory board, investment adviser or depositor of, or principal underwriter for, a registered investment company or affiliated person of such investment adviser, depositor, or principal underwriter; b) pursuant to Section 8A(e) of the Securities Act of 1933, Section 21C(e) of the Securities Exchange Act of 1934, and Section 203(j) of the Advisers Act, George N. Krinos shall disgorge $281,622.39, plus prejudgment interest; c) pursuant to Section 8A(g) of the Securities Act, Section 21B(a) of the Exchange Act, and Section 203(i) of the Advisers Act, George N. Krinos shall pay a civil monetary penalty in the amount of $1,155,000; d) pursuant to Section 12(j) of the Exchange Act, the registration of each class of registered securities of Fordgate Acquisition Corporation is revoked; e) pursuant to Section 8A of the Securities Act, Section 21C of the Exchange Act, and Section 203(k) of the Advisers Act, George N. Krinos shall cease and desist from committing or causing violations, and any future violations, of Section 17(a) of the Securities Act; Section 10(b) of the Exchange Act and Exchange Act Rule10b-5; and Sections 206(1), 206(2), and 207 of the Advisers Act; f) pursuant to Section 8A of the Securities Act, and Section 21C of the Exchange Act, Krinos Holdings, Inc., shall cease and desist from committing or causing violations, and any future violations, of Section 17(a) of the Securities Act; and Section 10(b) of the Exchange Act and Exchange Act Rule 10b-5; and g) pursuant to Section 21C of the Exchange Act, Fordgate Acquisition Corporation shall cease and desist from committing or causing violations, and any future violations, of Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 929
ADMINISTRATIVE PROCEEDING
FILE NO. 3-16202

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of GEORGE N. KRINOS, KRINOS HOLDINGS, INC., AND FORDGATE ACQUISITION CORP.	INITIAL DECISON ON DEFAULT December 21, 2015

APPEARANCES: John E. Birkenheier, Michael D. Foster, and Jonathan I. Katz for the Division of Enforcement, Securities and Exchange Commission

George N. Krinos, *pro se*, for Respondents

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission issued an Order Instituting Administrative and Cease-and-Desist Proceedings (OIP) against Respondents on October 16, 2014. The OIP alleges that George N. Krinos is the founder, CEO, and president of Krinos Holdings, Inc., and the majority shareholder, sole director, president, and secretary of Fordgate Acquisition Corporation. OIP at 1-2. Krinos currently represents all Respondents. Tr. 3-4.[1] It took the Division of Enforcement five months, or until March 20, 2015, to serve Respondents with the OIP, which required an Answer within twenty days after service. *George N. Krinos*, Admin. Proc. Rulings Release No. 2594, 2015 SEC LEXIS 1851 (Apr. 27, 2015) (citing OIP at 14; 17 C.F.R. § 201.220). The due date for the Initial Decision is January 14, 2016.

I held a prehearing conference on May 11, 2015, at which I explained to Krinos that his continued failure to file an Answer would result in his default; Krinos responded that he could not file an Answer without receiving advice of legal counsel because he was not an attorney and did not understand the proceeding. Tr. 7-14. The Division noted that Krinos was represented by experienced counsel during the investigation of this matter and was clearly advised as to the nature of the charges, and it requested that Krinos be required to file an Answer within seven days. Tr. 10. I denied Krinos's request for a stay in order for him to obtain counsel, noting that the proceeding had been pending for some time and I had already made several postponements. Tr. 3-4; *see* 17 C.F.R. § 201.161. I ordered Respondents to file Answers by May 22, 2015, and I

[1] Citations to "Tr." refer to the transcript of the prehearing conference held on May 11, 2015.

directed the Division to submit a proposed procedural schedule. *George N. Krinos*, Admin. Proc. Rulings Release No. 2657, 2015 SEC LEXIS 1824 (May 11, 2015).

On May 15, 2015, the Division filed a proposed prehearing and briefing schedule. Krinos did not respond to the filing. On May 22, 2015, Krinos submitted a blanket statement as an Answer asserting his Fifth Amendment right against self-incrimination. I found this filing deficient as a pleading because it did not comply with the Commission's Rules of Practice requiring an answer to each allegation contained in the OIP. *George N. Krinos*, Admin. Proc. Rulings Release No. 2762, 2015 SEC LEXIS 2231 (June 3, 2015). I ordered Respondents to file an amended Answer by June 17, 2015, and I ordered a procedural schedule that would lead to a hearing on August 3, 2015. *Id.*

Respondents failed to file an amended Answer, and on July 20, 2015, I issued an Order noting that Respondents had failed to do so despite several warnings that failure to file an Answer would result in a default. *George N. Krinos*, Admin. Proc. Rulings Release No. 2948, 2015 SEC LEXIS 2971. My Order also noted that Krinos had failed to comply with my procedural schedule, refusing to exchange hearing materials with the Division and instead informing it that he had no materials to present and no time to prepare a witness list or obtain expert information.[2] *Id.* Consequently, I revoked the procedural schedule and gave the Division leave to file a motion for summary disposition by August 7, 2015. *Id.*; *see* 17 C.F.R. § 201.250. Krinos's opposition was due by September 4, 2015, and the Division's reply was due by September 18, 2015. *George N. Krinos*, 2015 SEC LEXIS 2971.

On August 8, 2015, the Division filed its motion, as well as the declaration of Jonathan I. Katz, the primary attorney on the investigation, attaching Exhibits A through TT, and the declaration of Timothy T. Tatman, a Division CPA, attaching Exhibits A-B.[3] Katz certified that all the documents attached as exhibits to his declaration are true and accurate copies of documents produced to the Division in response to its subpoenas and requests. Katz Decl. ¶ 3. Tatman's declaration states that his conclusions regarding Respondents' use of investor funds are based on information gathered in the course of the Division's investigation, including bank account statements and deposit slips, as well as on publicly available information. Tatman Decl. ¶¶ 5-8. As of the date of this Initial Decision, Krinos has not filed an opposition to the Division's motion for summary disposition. I allow into evidence the declarations and exhibits attached to the motion. 17 C.F.R. §§ 201.111, .320.

Default

Respondents are in default. They failed to file an Answer, have not replied to a dispositive motion within the time permitted, and have not otherwise defended the proceeding. 17 C.F.R. §§ 201.155(a), .220(f). I will determine the proceeding against Respondents based on

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[2] On July 28, 2015, the Division filed a declaration stating that on March 20, 2015, it provided notice to Respondents that documents related to this matter were available for inspection and copying as required by the Rules of Practice. *See* 17 C.F.R. § 201.230.

[3] I will refer to the exhibits attached to the Katz declaration as "Ex. __."

the record, including the allegations in the OIP, which are deemed to be true.[4] 17 C.F.R. § 201.155(a). I decline to draw the adverse inference based on Krinos's invocation of the Fifth Amendment requested by the Division, because the record is "more than sufficient to support findings of violations, without regard to any adverse inference." *Guy P. Riordan*, Securities Act of 1933 Release No. 9085, 2009 SEC LEXIS 4166, at *68 (Dec. 11, 2009) (affirming law judge's decision not to draw an adverse inference to support her findings given the "persuasive" evidence against the respondent), *pet. denied*, 627 F.3d 1230 (D.C. Cir. 2010).

Factual Findings[5]

Krinos and Krinos Holdings, Inc.

Krinos, age thirty-six, resides in Campbell, Ohio. He is the founder, CEO, and president of Krinos Holdings. He is also the founder, CEO, and president of Krinos Venture Capital, Krinos Investment Group, Krinos Financial Group Ltd., Inc. (Krinos Financial), and Krinos Wealth Management, Inc., which are all subsidiaries of Krinos Holdings. From 2007 to 2010, Krinos was a registered representative associated with several broker-dealers registered with the Commission. During that time, Krinos also owned Krinos Financial Group, Inc., which purportedly sold insurance products and was an investment adviser registered with the State of Ohio from September 2010 until December 31, 2010, when its registration was terminated for insufficient renewal funds.

Krinos incorporated Krinos Holdings in Nevada in February 2012, purportedly to provide venture capital to American start-up companies and to serve as the parent company for the subsequently formed subsidiaries identified above, which claimed to offer a variety of financial services. Krinos Holdings' principal place of business was in Poland, Ohio. At the time Krinos Holdings was formed, Krinos was the sole officer and employee. At all times, he remained its president, CEO, and controlling shareholder, controlling all aspects of the company and its subsidiaries. Neither Krinos Holdings nor its securities have ever been registered with the Commission.

Shortly after forming Krinos Holdings, Krinos began raising capital through the unregistered offering of $1 million in Krinos Holdings common stock at $.10 per share, and $1 million in secured convertible debenture notes at $1,000 per share with a term of thirty-six months and an annual seven percent simple interest rate. From January 2012 through at least December 2013, Krinos sold $1,042,033.93 in common stock and secured convertible debenture notes to at least nineteen investors, most of whom were former clients of Krinos. Tatman Decl. ¶ 9.

Krinos was personally responsible for providing investors with information about Krinos Holdings and the purchase of the stock and debenture notes. He gave investors private

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[4] As Rule 250 requires an Answer before the filing of a motion for summary disposition, *see* 17 C.F.R. § 201.250, I construe the Division's motion as one for sanctions and determine this matter under Rule 155 rather than Rule 250.

[5] Unless otherwise specified, the OIP is the authority for all the factual findings.

placement memoranda (PPMs) and a business plan describing the investments, as well as providing information to investors in subscription agreements and investor questionnaires. He also used the Internet to promote and solicit investments in Krinos Holdings, held press conferences touting the company, and met with investors in person to discuss investment opportunities. As detailed below, throughout 2012 and 2013, much of the information Krinos provided to investors through each of these channels was false or misleading. Specifically, Krinos misrepresented how investor funds would be used and Krinos Holdings' venture capital plan, scope of operations, and likelihood of success.

Misrepresentations Regarding Use of Investor Funds

Investors in Krinos Holdings were told that funds from the sale of securities would be used either for business expenses or to invest in other companies. The business plan given to investors by Krinos represented that investor funds would be used as "seed money" and to help position Krinos Holdings to become a publicly traded company. The PPMs for both the common stock and debenture notes represented that the offering proceeds would be used to pay general overhead expenses, consulting and management fees, the costs required to establish the marketing and sales/leasing force to sell the products and services offered by the company, and for working capital. The PPMs further represented that Krinos would receive a $50,000 salary in 2012, and that officers would be reimbursed only for "business, travel and business entertainment expenses incurred in the performance of their duties on behalf of the Company." In reality, none of the funds obtained from investors were provided to start-up companies, and a significant portion was spent not on business expenses but on Krinos's personal expenses.

Of the $344,882.35 that Krinos raised in 2012 from the sale of Krinos Holdings stock and debenture notes, he received $49,152.25 in salary and spent approximately $14,000 at restaurants and bars, $50,600 at casinos and strip clubs, and $2,000 on other personal expenses such as clothing and jewelry. Tatman Decl. ¶ 10. He also spent approximately $6,800 on car service, parts, and gasoline, even though there was no company car, and he spent thousands of dollars on rental cars and hotels in the Youngstown, Ohio, area. *Id.* He also withdrew almost $14,000 in cash, including some at ATMs with addresses belonging to bars and strip clubs.

In addition to using investor funds for his personal expenses, in October 2012 Krinos began using $40,000 of investor funds to conduct foreign currency trading in an attempt to generate income for Krinos Holdings. His trading resulted in losses of more than $11,000.

Shortly after being hired in July 2012, Krinos Holdings' CFO and accountant learned that Krinos was spending large sums of company funds on personal expenses. During that summer, the CFO, accountant, and other Krinos Holdings employees confronted Krinos about these expenditures, sought business justifications, and asked him to stop using company funds for his personal expenses. Krinos did not provide adequate support for his expenditures and continued to use company funds for personal purposes. The CFO and accountant began to keep track of the company funds spent by Krinos on personal expenses in a "Note Receivable from Shareholder" category in the company's general ledger.[6]   By December 2012, this category reflected approximately $92,000 in unreimbursed personal expenses incurred by Krinos.

In February 2013, approximately two days before a scheduled shareholder meeting, Krinos instructed the CFO and accountant to prepare financial statements for distribution to the shareholders. In preparing the statements, Krinos directed the CFO and accountant to assign expenses from the "Note Receivable from Shareholder" category to other business expense categories, thereby reducing the "Note Receivable from Shareholder" category to $22,031. The CFO and accountant objected to Krinos's changes, telling him that they did not believe the financial statements were accurate and that they should not be given to the shareholders. Krinos ignored these concerns and distributed the altered financial statements to investors at the February 2013 shareholder meeting.

The financial statements were misleading in several respects. The balance sheet for the year ended December 31, 2012, included a "Note Receivable from Shareholder" of only $22,031, and the income statement falsely reflected that all company funds had been used for company expenses. The financial statements also represented that Krinos's annual salary was $50,000 from the founding of the company to the "present," even though Krinos had actually awarded himself a substantial raise for 2013, paying himself approximately $92,000 in that year. Tatman Decl. ¶ 11.

Krinos did not tell investors that the "Note Receivable from Shareholder," or any of the other categories of expenses in the statements, included his personal expenditures. Further, neither the financial statements nor Krinos himself disclosed the $40,000 in foreign currency trading and the $11,000 in associated losses. Krinos also failed to disclose that in January 2013 he had substantially increased his salary, invested an additional $50,000 in foreign currency trading, and loaned more than $30,000 to a friend to purchase a home.[7]

Shortly after the shareholder meeting, Krinos fired Krinos Holdings' CFO and accountant, and between February and May 2013, Krinos Holdings did not have anyone maintaining its books and records. Krinos hired a new accountant in mid-May 2013, but he did not provide her with access to any company financial information until approximately two months later. When the new accountant finally gained access to the information, she learned that Krinos had continued to spend company funds on personal expenses. Like the previous CFO and

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[6] The OIP identifies this category as "Note to Shareholder," but the category is entitled "Note Receivable from Shareholder" in the financial statements submitted by the Division. *See* OIP at 5; Ex. J.

[7] Although both the common stock and debenture PPMs represented that offering proceeds not immediately utilized could be placed in "any investment that management considers in the best interest of the company," and the debenture PPM further specified that such offering proceeds could be invested in, among other things, "foreign currency trading, loans, [or] purchase of real estate," investors did not understand, and the PPMs did not disclose, that Krinos would engage in foreign currency trading as a primary business strategy or make risky real estate loans to his friends. None of the individuals trading foreign currency with investor funds had any prior professional experience.

accountant, the new accountant asked Krinos for business justifications for the personal expenses. Krinos ignored her request, telling her that he could use the funds for any purpose because he was the CEO.

During 2013, Krinos sold $697,151.58 of stock and debenture notes of Krinos Holdings, mostly to existing investors, and he continued to misuse the funds. Tatman Decl. ¶ 11. He paid himself $92,768.82 in salary and spent nearly $16,000 at bars and restaurants, more than $35,000 at casinos and strip clubs, more than $5,000 to re-upholster his boat, and approximately $8,100 on sporting goods, clothing, and jewelry. *Id.* He withdrew more than $16,000 in cash and spent more than $5,400 on travel expenses, including a trip to Atlantic City, New Jersey, and hotels and rentals cars located near Youngstown, Ohio. *Id.* He also spent $2,500 on a DUI attorney and approximately $2,600 on concert and event tickets. *Id*. Krinos also continued his foray into foreign currency trading. From January through May 2013, Krinos used $150,000 of investor funds for foreign currency trading, losing more than $3,500 of that amount. Tatman Decl. ¶ 17. In April 2013, he paid $5,500 to a restaurant owned by the same friend to whom he had previously loaned $30,000.

Krinos and Krinos Holdings never provided any money to start-up companies, and investors were not told that Krinos Holdings was instead investing primarily in foreign currency. Krinos and Krinos Holdings also did not tell investors about Krinos's use of their money for personal expenses and loans to Krinos's friends.

Misrepresentations Regarding Krinos Holdings' Business and Prospects

Krinos and Krinos Holdings also made misrepresentations about the nature of Krinos Holdings' business and its likelihood of success. Both the common stock and debenture PPMs given to investors by Krinos represented that Krinos Holdings was a venture capital firm committed to helping businesses pursue their goals by offering a wide range of loan services to business owners. The business plan contained similar representations, indicating that Krinos Holdings and its subsidiaries would create a hedge fund to raise money and provide loans to other American-based companies. Krinos repeated this idea in conversations with investors, telling them that Krinos Holdings would be investing in American companies that would create American jobs. Krinos announced on the Krinos Financial website that he had created a "controlled risk investment trust" that was "designed as a vehicle to fund high-profit, worthy, new projects or start-ups while assuring investors a larger than usual, highly-risk managed, return." He told investors that he had a good relationship with large institutional investors, which would either invest in Krinos Holdings or market its hedge fund. He also told investors that his plan was to take Krinos Holdings public, in which case its stock could be worth anywhere between two and ten dollars per share.

Krinos and Krinos Holdings emphasized to investors the quality of the process by which Krinos Holdings would select companies to fund. The business plan represented that the company would "thoroughly examine the needs and abilities of potential clients with a team of business analysts both within the [Krinos Venture Capital] family as well as other companies . . . that are in the business of finding financing for funding new ideas." On websites and social media controlled by Krinos, he also represented during the summer of 2012 that the companies funded by Krinos Holdings "must meet strenuous funding requirements and rigorous due diligence" and claimed that a "team of business analysts" would "thoroughly examine" the needs and abilities of the companies to be funded.

Krinos Holdings' websites and social media accounts also represented that the company was in fact funding a number of start-up companies. For example, on July 13, 2012, the Krinos Financial website announced that it was "in the final stages of funding [Company A]." On September 27, 2012, the company announced on Twitter that "Krinos Financial Group is funding [Company A]." From the summer of 2012 through at least January 2013, Krinos Holdings also claimed that it was "in the funding process" for other start-up companies.

Krinos also touted Krinos Holdings' venture capital business through press conferences and the media. On or about September 5, 2012, Krinos participated in a press conference at which he claimed that Krinos Holdings "will fund" a waste-to-fuel plant in Michigan for Company B, another start-up company. He also claimed that he had a "proprietary financing method, very unique in nature," and said that in the next few months Krinos Holdings would be working with "a multitude of businesses, start-ups or businesses that are looking to expand and putting out about two to two-and-a-half billion in financing" that would create approximately 40,000 American jobs.

Krinos participated in a second press conference approximately two days later in Huntington, Ohio, at which he claimed that Krinos Holdings would be financing another plant in Indiana for Company B. He also announced that he had lined up approximately $2.5 billion in investments that would create approximately 40,000 new jobs. He again stated that his financing method was "proprietary" and claimed it could not be discussed because of SEC restrictions. He also claimed that he was preparing to take Krinos Holdings public and planned to list the company on NASDAQ by the end of 2012. He repeated these rosy projections of the company's prospects at shareholder meetings in October 2012 and February 2013, painting the company's venture capital plan in a positive light.

The above representations about the nature of Krinos Holdings' venture capital business and its prospects were false and misleading. From the outset, Krinos knew, or was reckless in not knowing, that Krinos Holdings would not and could not provide the financial services he claimed it would offer. At no time did he have the funds, or a reasonable expectation of obtaining the funds, necessary to fully finance even one of the start-up companies. He also did not have a good relationship with any institutional investors, and he had received no interest from such investors to fund or market a hedge fund for Krinos Holdings.

Krinos and Krinos Holdings also misrepresented the process for selecting companies to fund, as well as the experience and ability of the staff involved in that process. Krinos Holdings did not have a team of business analysts performing rigorous due diligence on the companies to be funded. Instead, applicants for funding were chosen based on a cursory review of information by Krinos's brother-in-law, an industrial engineer with no business experience, with occasional assistance from the company's chief operating officer, whose prior business experience was managing a health club.

Krinos and Krinos Holdings' representations about the status of the start-up company funding projects were also false. Although Krinos Holdings executed funding agreements with six start-up companies in August 2012 and a seventh in September 2012, the agreements were never finalized and Krinos Holdings never entered into a funding process with, or provided any funding to, any of the start-up companies. Nor did it ever have sufficient funds to do so. On November 16, 2012, Krinos Holdings informed the start-up companies by e-mail that it did not have the money to meet its funding commitments and did not expect to be able to provide funding until mid-2013. Investors were not told about this funding delay or warned that the start-up companies might seek funding elsewhere. In spring 2013, Krinos asked some of the start-up companies to pay $25,000 for Krinos Holdings to prepare a PPM, but none of the companies expressed interest in that offer. Instead, several of the companies, including Company B, explicitly informed Krinos that they were terminating their relationship with Krinos Holdings. These terminations were not disclosed to shareholders. Despite these setbacks, Krinos continued to raise money, procuring an additional $584,986 between March 2013 and November 2013, after being told that several of the start-up companies had terminated their relationships with Krinos Holdings.

Misrepresentations Regarding Qualifications of Krinos's Staff and Office Locations

Krinos and Krinos Holdings also misrepresented the experience of Krinos's companies' employees and the scope of the companies' operations. For example, on September 19, 2012, the Krinos Holdings Twitter page represented that "agents" at Krinos Financial "have extensive investment advisory experience and are licensed to sell a variety of investment and insurance products." Krinos repeated this representation on the Krinos Holdings Facebook page on September 19, 2012, and November 1, 2012. In a November 2012 newspaper article about the Company B projects, Krinos was quoted as stating that "Krinos Group is a multifaceted financial firm offering insurance, venture capital and financial consulting services with more than a decade of experience." He further claimed, "My business experience and knowledge of the industry . . . and our ability to raise capital is second to none."

At the time these representations were made, Krinos Financial did not have licensed staff with extensive investment advisory experience. On the contrary, Krinos, who had only limited investment advisory experience himself, was the only person with any alleged investment advisory experience. Although he had hired individuals with this background, they had all left the company by September 15, 2012, and at least two of them did not have current licenses even while they were employed by Krinos Holdings. In addition, the "business analysts" purportedly spearheading Krinos Holdings' funding selection process were an engineer and health club manager with no venture capital experience. In fact, neither Krinos nor any of his staff had any experience in venture capital or had ever raised any capital for another start-up company. Krinos lacked the experience and expertise to provide the financial services he claimed Krinos Holdings would offer, and he knowingly or recklessly hired or worked with individuals whom he knew, or was reckless in not knowing, lacked the experience to perform their job duties or the represented services.

Krinos and Krinos Holdings also falsely represented that Krinos Holdings had multiple office locations. In October 2012, Krinos Holdings announced on its Twitter and Facebook pages that it had opened new offices in Columbus and Cleveland, Ohio. The following month,

Krinos placed advertisements in newspapers in the Youngstown, Ohio, area selling an investment product. The advertisements suggested that Krinos Holdings had branches in Columbus, Cleveland, and Boardman, Ohio. In fact, Krinos had only one staffed office, located in Poland, Ohio.

Fordgate Acquisition Corporation

Fordgate Acquisition Corporation, Central Index Key No. 1559050, is a Delaware corporation with its principal place of business in Poland, Ohio. Fordgate is a shell company whose common stock is registered with Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934. On May 10, 2013, Krinos wired $30,000 from Krinos Holdings to Company C, the owner of Fordgate, to purchase a controlling interest in the company. On approximately June 27, 2013, pursuant to an agreement with Krinos and Krinos Holdings, the principals of Company C resigned their positions as directors of Fordgate. Fordgate issued additional shares of stock, making Krinos the company's controlling shareholder, and Krinos also became Fordgate's sole officer and director. Fordgate has not made any annual or quarterly filings with the Commission since it filed a Form 10-Q for the period ended March 31, 2013.[8]

On July 1, 2013, Fordgate filed with the Commission a Form 8-K announcing the acquisition of Fordgate by Krinos and its anticipated merger with Krinos Holdings and its subsidiaries. Krinos provided the information in the press release and signed the Form 8-K. The press release contained multiple misrepresentations regarding the nature and scope of Krinos Holdings' business. For example, it falsely represented that Krinos Financial had approximately $20 million in assets under management. The press release also falsely represented that Krinos Holdings was a "diversified financial services firm designed to provide innovative financial advisory services to individuals, businesses, and employees in both the private and public sectors." It also claimed that Krinos Holdings offered "total financial advisory services in addition to and including insurance services, private equity and hedge fund management, wealth management, IRA administration, and estate coordination, trust and trustee services." As discussed above, in reality, Krinos Holdings and its subsidiaries did not offer most of these services.

Investment Advice and False Form ADV

Throughout 2012 and 2013, Krinos provided investment advice to at least several individuals, and he was identified as an investment adviser on several accounts held at two companies. He also held several investment seminars where he offered to teach attendees about how to "protect yourself and your retirement," "increase your returns," "reduc[e] risk, and navigat[e] today's economy," and he solicited one-on-one meetings to discuss these objectives.

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[8] I take official notice of Fordgate's periodic reports filed with the Commission, which are available on the Commission's Electronic Data Gathering, Analysis, and Retrieval System (EDGAR). 17 C.F.R. § 201.323. Among these reports is a Form NT filed on March 28, 2013, notifying the Commission that Fordgate would be unable to timely file its Form 10-K for the previous year.

He also advertised investment advisory and wealth management services on Krinos Holdings' websites and on social media.

On September 28, 2012, Krinos filed a Form ADV with the Commission on behalf of Krinos Financial, seeking to register the company as an investment adviser. In the Form ADV, Krinos represented that he had a "reasonable expectation" that Krinos Financial would become eligible for registration by acquiring $100 million in assets under management within 120 days. The application was granted, and Krinos Financial became registered as an investment adviser on October 15, 2012.

In fact, Krinos did not have a reasonable expectation that Krinos Financial would obtain $100 million in assets under management. During the prior year, Krinos managed less than $200,000 in assets for fewer than a dozen clients, and neither Krinos nor Krinos Financial were ever in a position to accumulate assets sufficient to meet the registration requirements. In January and April 2013, Commission staff members informed Krinos that Krinos Financial was required to withdraw its registration due to insufficient assets under management. Despite these warnings, Krinos Financial did not withdraw its registration until October 3, 2013.

Conclusions of Law

Krinos and Krinos Holdings willfully violated the antifraud provisions of the Securities and Exchange Acts.

Krinos and Krinos Holdings are charged with willfully violating Section 17(a)(1)-(3) of the Securities Act of 1933 and Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934. OIP at 12; *see* 15 U.S.C. §§ 77q(a)(1)-(3), 78j(b); 17 C.F.R. § 240.10b-5. These provisions broadly prohibit fraudulent conduct in the purchase, offer, or sale of securities. The conduct must involve use of the mails or a means or instrumentality of interstate commerce. 15 U.S.C. §§ 77q(a), 78j(b); 17 C.F.R. § 240.10b-5.

Both Securities Act Section 17(a) and Exchange Act Rule 10b-5 contain three "mutually supporting" subsections, each addressing liability for a specific type of fraudulent conduct. *See Francis V. Lorenzo*, Securities Act Release No. 9762, 2015 SEC LEXIS 1650, at *17 (Apr. 29, 2015). Securities Act Section 17(a) makes it unlawful for any person to (1) employ any device, scheme, or artifice to defraud; (2) obtain money or property by means of any material misstatements or omissions; or (3) engage in any transaction, practice, or course of business which operates or would operate as a fraud or deceit upon the purchaser. 15 U.S.C. § 77q(a)(1)-(3). Exchange Act Rule 10b-5 makes it unlawful for any person to (a) employ any device, scheme, or artifice to defraud; (b) make any material misstatements or omissions; or (c) engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person. 17 C.F.R. § 240.10b-5(a)-(c).

Scienter is required to establish violations of each subsection of Rule 10b-5[9] and of Section 17(a)(1); a showing of negligence suffices for violations of Section 17(a)(2) and (a)(3). *Aaron v. SEC*, 446 U.S. 680, 695-97, 701-02 (1980); *SEC v. GLT Dain Rauscher, Inc.*, 254 F.3d 852, 856 (9th Cir. 2001). In order for the violations to be willful, Krinos and Krinos Holdings need only have intended to do the acts constituting the violations. *See Wonsover v. SEC*, 205 F.3d 408, 413-15 (D.C. Cir. 2000).

Material Misstatements and Omissions

Section 17(a)(2) and Rule 10b-5(b) specifically address liability for false statements and omissions. 15 U.S.C. § 77q(a)(2); 17 C.F.R. § 240.10b-5(b). Each requires that the untrue or omitted statement be material, meaning that there is a substantial likelihood that a reasonable investor would consider it important. 15 U.S.C. § 77q(a)(2); 17 C.F.R. § 240.10b-5(b); *TSC Indus. v. Northway, Inc.*, 426 U.S. 438, 449 (1976); *SEC v. Steadman*, 967 F.2d 636, 643 (D.C. Cir. 1992). Under Rule 10b-5(b), liability extends only to those with "ultimate authority" over the false statement. *Janus Capital Grp. v. First Derivative Traders*, 131 S. Ct. 2296, 2302 (2011). Section 17(a)(2) is broader, requiring only that a defendant use the misstatement to obtain money or property, even if he "has not himself made a false statement in connection with the offer or sale of a security." *SEC v. Tambone*, 550 F.3d 106, 127-28 (1st Cir. 2008), *opinion withdrawn*, 573 F.3d 54 (1st Cir. 2009), *reinstated in relevant part*, 597 F.3d 436 (1st Cir. 2010) (en banc); *see Francis V. Lorenzo*, 2015 SEC LEXIS 1650, at *32.

The false statements made by Krinos and Krinos Holdings throughout 2012 and 2013 are legion. First, investors were fundamentally misled regarding the use of their money. They were repeatedly told that the offering proceeds would be used for investments in start-up companies and for business expenses, when their money was actually squandered on Krinos's profligate personal lifestyle and on risky foreign currency trading and loans. OIP at 4-6. Investors were also misled about the nature of the company in which they were investing. Despite repeated representations that Krinos Holdings was a venture capital firm providing loan services and funding to American start-up companies, Krinos Holdings never came close to funding a single company and could not provide the financial services it offered. *Id.* at 6-9. Nor did Krinos have the good relationships with institutional investors that he claimed would support the company's funding efforts. *Id.* at 8. Despite Krinos Holdings' stalled business activities, investors were told that the company was in the process of funding multiple start-up companies and was enjoying such success that Krinos planned to take it public by the end of 2012. *Id.* at 7-8.

Investors were also told that the company had a rigorous review process for selecting companies to fund that was spearheaded by a "team of business analysts"; this "team" actually consisted of Krinos's brother-in-law and a former health club manager, who together did only a cursory review of the companies. OIP at 7-8. Also exaggerated was the scope of Krinos Holdings' financial advisory business, including in a Fordgate Form 8-K that falsely portrayed Krinos Holdings as a "diversified financial services firm" offering "total financial advisory services in addition to and including insurance services, private equity and hedge fund management, wealth management, IRA administration, and estate coordination, trust and trustee

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[9] As the scope of Rule 10b-5 is coextensive with Section 10(b), a reference to either the rule or the statute in this Initial Decision is intended as a reference to both.

services." *Id.* at 10-11. Investors were misled even down to such basic details as the number and location of Krinos Holdings' offices. *Id.* at 10.

Neither Krinos nor Krinos Holdings ever revealed the falsity of the statements detailed above; indeed, Krinos actively concealed his misuse of investor funds by instructing his accountant to make false and misleading revisions to the financial statements provided to investors. OIP at 5. Krinos also never told investors about his substantial salary increase in 2013, the personal loan made to his friend, or his failed attempts to generate income by engaging in foreign currency trading. *Id.* at 5-6. Krinos and Krinos Holdings also failed to tell investors that Krinos Holdings had not honored its funding commitments to the start-up companies, resulting in several of the companies terminating their relationship with Krinos Holdings. *Id.* at 9.

The materiality of these statements and omissions is beyond dispute. Any reasonable investor would consider it important that Krinos was not using the money as promised and that Krinos Holdings was unable to conduct any portion of the business plan articulated to investors. *See, e.g.*, *SEC v. Better Life Club of Am., Inc.*, 995 F. Supp. 167, 177 (D.D.C. 1998) ("[N]o rational investor would knowingly invest in a project which never funded profitable ventures and which diverted substantial funds to the personal use of its promoters."). This deceptive conduct enabled Krinos and Krinos Holdings to obtain over $1 million from unwitting investors, including $584,986 raised by Krinos after Krinos Holdings' relationships with the start-up companies had begun disintegrating. OIP at 3, 9. I therefore conclude that Krinos and Krinos Holdings made material misrepresentations and omissions in violation of both Section 17(a)(2) and Rule 10b-5(b).

Fraudulent Devices, Schemes, Transactions, and Acts

Section 17(a)(1) and Rule 10b-5(a) proscribe the use of "any device, scheme, or artifice to defraud." 15 U.S.C. § 77q(a)(1); 17 C.F.R. § 240.10b-5(a). Section 17(a)(3) extends this prohibition to transactions, practices, or courses of business operating as a fraud or deceit upon the purchaser, and Rule 10b-5(c) bars the same conduct, except that it prohibits an "act" rather than a "transaction" operating as a fraud upon any person. 15 U.S.C. § 77q(a)(3); 17 C.F.R. § 240.10b-5(c).

Krinos and Krinos Holdings' material misstatements and omissions constitute a "device, scheme, or artifice to defraud" under Rule 10b-5(a) and Section 17(a)(1). *See Francis V. Lorenzo*, 2015 SEC LEXIS 1650, at *36; *see also Chadbourne & Parke LLP v. Troice,* 134 S. Ct. 1058, 1063 (2014) (stating that Rule 10b-5 "forbids the use of any 'device, scheme, or artifice to defraud' (*including* the making of 'any untrue statement of a material fact' or any similar 'omi[ssion]')" (alterations in original; emphasis added)). And by undertaking to lie to investors on multiple occasions, Krinos and Krinos Holdings plainly committed numerous deceptive "act[s]" operating as a fraud under Rule 10b-5(c). *See Francis V. Lorenzo*, 2015 SEC LEXIS 1650, at *36. Indeed, their misrepresentations were repeated throughout 2012 and 2013 and were accompanied by manifestly deceptive behavior, such as directing the creation of misleading financial statements and failing to disburse any of the investors' money to the start-up companies. OIP at 4-5. I therefore conclude that Krinos and Krinos Holdings' misconduct also constitutes a "practice" or "course of business" operating as a fraud under Section 17(a)(3).

Krinos Holdings was patently unable to engage in the business it purported to operate, and Krinos concealed the company's foundering while routinely spending investor funds on personal expenses. OIP at 4, 6, 9. These facts bolster the conclusion that the entire stock and debenture offering was in fact a practice and course of business designed to fraudulently obtain money from investors in order to support Krinos's lifestyle and prop up his struggling businesses.

Scienter

Scienter is "a mental state embracing intent to deceive, manipulate, or defraud." *Aaron*, 446 U.S. at 686 n.5 (internal quotation marks omitted). Scienter may be shown by establishing recklessness, meaning an "extreme departure from the standards of ordinary care, which presents a danger of misleading [investors] that is either known to the defendant or is so obvious that the actor must have been aware of it." *Timbervest, LLC*, Investment Advisers Act of 1940 Release No. 4197, 2015 SEC LEXIS 3854, at *13 n.12 (Sept. 17, 2015) (alterations in original) (citing *SEC v. Steadman*, 967 F. 2d at 641-41). Proof of scienter may be inferred from circumstantial evidence. *Id.* at *13 & n.14.

Krinos and Krinos Holdings[10] acted with intent to deceive, manipulate, and defraud Krinos Holdings' investors. Krinos's misrepresentations and omissions were so flagrant as to belie any suggestion that he was simply overly optimistic about the company's prospects. As the founder, CEO, and president of Krinos Holdings, he knew it was not in the "final stages" of funding any start-up companies. Indeed, he realized that the financial situation at Krinos Holdings was so dire that he tried to get the start-up companies to give him money, not the other way around, by offering to prepare PPMs for a $25,000 fee. OIP at 2, 9. He also knew he did not have institutional investors waiting in the wings to provide support, and he knew or was extremely reckless in not knowing that neither Krinos Holdings nor its employees had the claimed venture capital or investment advisory experience. *Id.* at 8-9.

Krinos's scienter is also evident from his misappropriation of investor funds and his refusal to stop his personal spending despite repeated warnings from Krinos Holdings' CFO and accountants. OIP at 4-6; *see SEC v. Lyttle*, 538 F.3d 601, 604 (7th Cir. 2008) (defendants' "pocket[ing of] several million dollars of the invested money for their personal use" necessarily done with scienter). He also affirmatively concealed his misconduct by having his personal expenditures reassigned to a different category in the financial statements, providing further evidence of his scienter. OIP at 5; *see Phillip J. Milligan*, Exchange Act Release No. 61790, 2010 WL 1143088, at *5 (Mar. 26, 2010) ("[A]ttempts to conceal misconduct indicate scienter.").

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[10] The scienter of Krinos Holdings is imputed from that of Krinos, who controlled it. *See Clarke T. Blizzard*, Advisers Act Release No. 2253, 2004 WL 1416184, at *5 (June 23, 2004) ("A company's scienter may be imputed from that of the individuals who control it.").

Nexus Requirements

Rule 10b-5 requires that the violative conduct be "in connection with the purchase or sale" of a security, and Section 17(a) requires that the conduct be "in the offer or sale" of a security. 15 U.S.C. § 77q(a); 17 C.F.R. § 240.10b-5. Each provision's nexus requirement is interpreted broadly. *See SEC v. Zandford*, 535 U.S. 813, 819-20, 825 (2002) (Rule 10b-5's nexus requirement is to be construed flexibly and Commission's "broad reading" of the nexus requirement "is entitled to deference"); *U.S. v. Naftalin*, 441 U.S. 768, 778 (1979) (explaining that Securities Act Section 17(a) "was intended to cover any fraudulent scheme in an offer or sale of securities").

The common stock and debenture notes sold by Krinos constitute "securities" under the relevant provisions, and Krinos and Krinos Holdings' misconduct was directly related to the offer, purchase, or sale of such securities. *See* 15 U.S.C. §§ 77b(a)(1), 78c(a)(10) (defining "security" as including any note or stock). For example, Krinos and Krinos Holdings made numerous misrepresentations in the PPMs, business plan, and other offering documents; the misrepresentations in these documents satisfy the nexus requirements because they were intended to induce investors to purchase the securities described therein. OIP at 4; *see SEC v. Wolfson*, 539 F.3d 1249, 1263 (10th Cir. 2008) (misstatements and omissions met nexus requirement where they were "material to a reasonable investor's decision to purchase the stock"); *SEC v. Hasho*, 784 F. Supp. 1059, 1106 (S.D.N.Y. 1992) (statements made to customers to persuade them to purchase securities satisfied nexus requirement). Material false information was also distributed to investors via social media, press conferences, and newspaper articles; this misconduct also satisfies the nexus requirements. OIP at 7-11; *see Semerenko v. Cendant Corp.*, 223 F.3d 165, 176 (3d Cir. 2000) (holding that nexus requirement was satisfied where "the misrepresentations in question were disseminated to the public in a medium upon which a reasonable investor would rely, and . . . were material when disseminated"); *SEC v. Rana Research, Inc.*, 8 F.3d 1358, 1362 (9th Cir. 1993).

Mails or Interstate Commerce

Violations of the antifraud provisions must be committed by use of the mails or any means or instrumentality of interstate commerce. 15 U.S.C. §§ 77q, 78j(b); 17 C.F.R. § 240.10b-5. This phrase is construed broadly, "so as to be satisfied by any activity connected with a national securities exchange, by intrastate telephone calls, and by even the most ancillary mailings." *SEC v. Softpoint, Inc.*, 958 F. Supp. 846, 865 (S.D.N.Y. 1997), *aff'd*, 159 F.3d 1348 (2d Cir. 1998).

Krinos used email to communicate with the start-up companies, and many of his misrepresentations were made on social media accounts and websites. *See, e.g.*, Exs. F, G, DD, EE, RR. This is sufficient to satisfy the mails or interstate commerce requirement. *See United States v. MacEwan*, 445 F.3d 237, 245 (3rd Cir. 2006) (concluding that "the Internet is an instrumentality and channel of interstate commerce"); *SEC v. Tourre*, No. 10-cv-3229, 2013 WL 2407172, at *11 (S.D.N.Y. June 4, 2013) (interstate commerce element is satisfied where respondent uses the telephone, Internet, or email to accomplish the alleged fraud).

14

Krinos willfully violated the antifraud provisions of the Advisers Act.

Krinos is also charged with willfully violating Section 206(1) and (2) of the Investment Advisers Act of 1940. OIP at 12; *see* 15 U.S.C. § 80b-6. These provisions make it unlawful for any investment adviser to: (1) employ any device, scheme, or artifice to defraud any client or prospective client; or (2) engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client. 15 U.S.C. § 80b-6. In enacting Section 206, Congress intended to impose enforceable federal fiduciary obligations on investment advisers. *Transamerica Mortg. Advisors, Inc. v. Lewis*, 444 U.S. 11, 17 (1979). Scienter is required for violations of Section 206(1), but negligence suffices for Section 206(2). *See Timbervest*, 2015 SEC LEXIS 3854, at *13.

The antifraud provisions of the Securities, Exchange, and Advisers Acts proscribe similar misconduct, and facts showing a violation of Securities Act Section 17(a) and Exchange Act Section 10(b), if committed by an investment adviser, will also support a showing of a Section 206 violation. *See Naftalin*, 441 U.S. at 773 n.4, 778; *SEC v. Monarch Funding Corp.*, 192 F.3d 295, 308 (2d Cir. 1999); *Rana Research, Inc.*, 8 F.3d at 1363 n.4; *SEC v. C.J.'s Fin.*, No. 10-13083, 2012 WL 3600239, at *5 (E.D. Mich. July 30, 2012); *SEC v. Berger*, 244 F. Supp. 2d 180, 192 (S.D.N.Y. 2001); *SEC v. Blavin*, 557 F. Supp. 1304, 1315 (E.D. Mich. 1983), *aff'd*, 760 F.2d 706 (6th Cir. 1985). I have already found that Krinos, acting with scienter, employed a device, scheme, or artifice to defraud and engaged in an act, practice, or course of business operating as a fraud. Several aspects of his fraudulent conduct directly related to Krinos Financial and the investment advisory services it purportedly offered to clients. For example, Krinos falsely represented in a Fordgate Form 8-K that Krinos Financial, then a registered investment adviser, had $20 million in assets under management. OIP at 10. This statement was patently inaccurate, and Krinos, who controlled all aspects of Krinos Financial, knew that Krinos Financial was not managing this amount of assets – indeed, by the time he filed the Form 8-K, the Commission had already notified him that he would need to withdraw Krinos Financial's Form ADV because of his admission that the company actually had zero assets under management. *Id.*; Ex. SS. Krinos also exaggerated his own qualifications and those of Krinos Financial's staff, whom he knew or should have known were unlicensed and did not have anything resembling the "extensive investment advisory experience" touted on social media and in newspaper articles and advertisements. OIP at 9-10.

These material misrepresentations regarding Krinos and Krinos Financial's investment advisory capabilities clearly violated Krinos's fiduciary duty to act for the benefit of his clients, in particular his "affirmative duty of utmost good faith, and full and fair disclosure of all material facts." *SEC v. Capital Gains Research Bureau, Inc.*, 375 U.S. 180, 194 (1963) (internal quotation marks omitted). Accordingly, if he was acting as an investment adviser, Krinos is also liable for violating Section 206(1) and (2). *See Blavin*, 557 F. Supp. at 1315 ("Once it is found that [respondent] is an investment adviser, which he was under the [Advisers] Act, all of the previous analysis establishing liability under [Exchange Act Section] 10(b) applies here.").

The Advisers Act defines an "investment adviser" as "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities." 15 U.S.C. § 80b-2(a)(11). Krinos provided investment advice to several individuals, held seminars purporting to teach attendees about building for their retirement and reducing risk, and solicited one-on-one meetings to discuss these objectives. OIP at 11. He also advertised investment advisory services in newspapers and on Krinos Holdings' social media, and he was identified as an investment adviser on several accounts held at two companies.[11] *Id.* He thus clearly "engage[d] in the business of advising others . . . as to the advisability of investing in, purchasing, or selling securities."[12] *See id.* ("Throughout 2012 and 2013, Krinos did business, and held himself out, as an investment adviser."); *U.S. v. Elia*, 579 F. App'x 752, 755 (11th Cir. 2014) (the definition of investment adviser "focuses on the defendant's business practice and how he holds himself out to investors"). In addition, Krinos, who exercised complete control over all of Krinos Holdings' subsidiaries, registered Krinos Financial with the Commission as an investment adviser. OIP at 2, 11. The investment advisory activities he performed through Krinos Financial also provide a basis for concluding that he is an investment adviser. *See Donald L. Koch*, Exchange Act Release No. 72179, 2014 SEC LEXIS 1684, at *73-74 & n.196 (May 16, 2014) (controlling person of investment adviser can be held liable as a primary violator of Section 206(1) and (2)), *pet. granted on other grounds*, 793 F.3d 147 (D.C. Cir. 2015); *Berger*, 244 F. Supp. 2d at 193 (one who "effectively control[s]" an investment advisory firm and its decision making is an investment advisor within the meaning of the Advisers Act).

Krinos violated Section 207 of the Advisers Act.

Advisers Act Section 207 makes it unlawful to willfully make a material misrepresentation or omit a material fact in a registration application or report filed with the Commission under Advisers Act Sections 203 or 204, including in a Form ADV. 15 U.S.C § 80b-7; *Montford & Co.*, Advisers Act Release No. 3829, 2014 SEC LEXIS 1529, at *68 (May 2, 2014), *pet. denied*, 793 F.3d 76 (D.C. Cir. 2015). The Commission has held that the "Form ADV and its amendments embody 'a basic and vital part in our administration of the [Advisers] Act, and it is essential in the public interest that the information required by the application form be supplied completely and accurately.'" *Montford & Co.*, 2014 SEC LEXIS 1529, at *68 (quoting *Justin Federman Stone*, Advisers Act Release No. 153, 1963 WL 63687, at *5 (Nov. 26, 1963) (alteration in original)). Scienter is not required to support a Section 207 violation. *See Anthony Fields, CPA*, Securities Act Release No. 9727, 2015 SEC LEXIS 662, at *69 n.101 (Feb. 20, 2015).

Krinos prepared and filed a Form ADV with the Commission on behalf of Krinos Financial which misrepresented a key element of the company's eligibility for registration as an investment adviser: Krinos claimed that he had a "reasonable expectation" that Krinos Financial would acquire $100 million in assets under management within 120 days. OIP at 11. Krinos, who had managed less than $200,000 in assets the previous year, had no such reasonable

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[11] Krinos's misrepresentations on the Internet also satisfy the mails or interstate commerce requirement of Section 206. *See* 15 U.S.C. § 80b-6; *MacEwan*, 445 F.3d at 245.

[12] Based on the OIP's allegations that Krinos did business and held himself out as an investment adviser, and was identified as an adviser on several companies' accounts, and given Respondents' default, I find that he received compensation for his investment advice. *See* OIP at 11.

expectation, and his statement to the contrary in Krinos Financial's registration application was clearly material as well as willful. *Id.*; *see Wonsover*, 205 F.3d at 413-15; *SEC v. Locke Capital Mgmt., Inc.*, 794 F. Supp. 2d 355, 368 (D.R.I. 2011) (misrepresentations regarding assets under management in Forms ADV are material). Accordingly, Krinos violated Section 207 by filing the false Form ADV.

Krinos aided and abetted and caused Krinos Financial's violations of Section 203A of the Advisers Act.

Krinos is also charged with aiding, abetting, and causing Krinos Financial's violations of Section 203A of the Advisers Act. Section 203A generally prohibits an investment adviser that is subject to state authorities in the place where it has its principal office and place of business from registering with the Commission unless it has assets under management in excess of $100 million. 15 U.S.C. § 80b-3a. Krinos Financial's principal office and place of business is in Ohio, which regulates investment advisers; Krinos Financial was therefore subject to Section 203A's requirements. *See* OIP at 2; Ohio Rev. Code Ann. § 1707.141. An exception to certain of these requirements exists for investment advisers reasonably expecting to become eligible for registration within 120 days. 17 C.F.R. § 275.203A-2(c)(2). This is the exception invoked by Krinos on Krinos Financial's Form ADV. OIP at 11. An investment adviser applying under this provision may register with the Commission, but if it does not become eligible within 120 days, it is required to withdraw its registration on the 120th day after the registration becomes effective. 17 C.F.R. § 275.203A-2(c)(2).

Krinos never had a reasonable expectation that Krinos Financial would acquire, in 120 days, the assets under management required by Section 203A. OIP at 11. Krinos Financial was therefore never eligible to take advantage of the exception Krinos utilized on the Form ADV. After failing to accumulate sufficient assets in 120 days, Krinos then failed to withdraw Krinos Financial's Form ADV. *Id.* When this failure came to the attention of the Commission, Commission staff members notified Krinos that he needed to withdraw Krinos Financial's registration immediately. *Id.*; Ex. SS. Instead, he waited over six months, until October 3, 2013, to do so. OIP at 11; Ex. SS.

Krinos Financial was registered with the Commission for nearly a year without the required amount of assets under management, and it therefore violated Section 203A. OIP at 11. Krinos will be held liable for aiding, abetting, and causing this violation if he knew of and substantially assisted the violation. *See SEC v. Apuzzo*, 689 F.3d 204, 211 (2d Cir. 2012); *Eric J. Brown*, Securities Act Release No. 9299, 2012 SEC LEXIS 636, at *33 (Feb. 27, 2012). Krinos knew, or was extremely reckless in not knowing based on the small scale of his past investment advisory activities, that Krinos Financial could not acquire $100 million in assets under management. OIP at 11. Yet he filed a Form ADV containing this misrepresentation and ignored for months the repeated requests from Commission staff to withdraw Krinos Financial's registration. *Id.* Krinos was the company's founder, CEO, and president, and he controlled all aspects of Krinos Financial. *Id.* at 2. I therefore conclude that he aided, abetted, and caused its violation of Section 203A. *See Anthony Fields, CPA*, 2015 SEC LEXIS 662, at *67-68 n.99 (founder and CEO of a registered investment adviser violated Section 203A when he registered the adviser despite insufficient assets under management).

Fordgate violated Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require corporations whose common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act to file periodic reports with the Commission. Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978).

Because Fordgate's common stock is registered with the Commission under Exchange Act Section 12(g), Fordgate is required to make the periodic filings described above. According to the Commission's EDGAR database, it has failed to do so since it filed a Form 10-Q for the period ended March 31, 2013. Fordgate has therefore violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.


Sanctions


The Division recommends the following sanctions against Respondents: a permanent bar against Krinos from participating in the securities industry; third-tier civil penalties against Krinos totaling $1,042,033.93; disgorgement of $1,042,033.93 plus prejudgment interest, for which Krinos Holdings and Krinos would be jointly and severally liable, or in the alternative, disgorgement by Krinos of $281,622.39; a cease-and-desist order against Krinos, Krinos Holdings, and Fordgate; and revocation of each class of Fordgate's registered securities. OIP at 13; Motion at 28-35.

Industry Bar

The Division seeks permanent bars against Krinos under Advisers Act Section 203(f) and Investment Company Act of 1940 Section 9(b). Motion at 34. Advisers Act Section 203(f) authorizes the Commission to bar any person from associating with an investment adviser, broker, dealer, and other industry participants[13] if such person was associated with an investment adviser at the time of his alleged misconduct, such sanction is in the public interest, and such person (1) has willfully made or caused to be made a materially false or misleading statement, or omitted any material fact, in any application for registration or report required to be filed with the Commission; or (2) has willfully violated or willfully aided and abetted violations of any provision of the Securities Act, Exchange Act, Investment Company Act, or Advisers Act, or of any rules under those statutes. 15 U.S.C. § 80b-3(e)(1), (5), (6), (f).

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[13] Under Section 203(f), the Commission may prohibit a person from associating with an investment adviser, broker, dealer, municipal securities dealer, municipal adviser, transfer agent, or nationally recognized statistical rating organization. 15 U.S.C. § 80b-3(f).

Investment Company Act Section 9(b) authorizes the Commission to bar any person from association with an investment company or certain affiliated persons[14] if the sanction is in the public interest, and such person (1) has willfully made or caused to be made materially false or misleading statements in any registration statement, application, or report filed with the Commission under the Investment Company Act; or (2) has willfully violated or willfully aided and abetted violations of any provision of the Securities Act, Exchange Act, Advisers Act, or Investment Company Act, or of any rules under those statutes. 15 U.S.C. § 80a-9(b)(1)-(3); *see DeRenzis v. Levy*, 297 F. Supp. 998, 1002 & n.6 (S.D.N.Y. 1969) (citing Investment Companies and Investment Advisers, Pub. L. No. 76-768, 54 Stat. 789 (1940)). I refer to the bars authorized by Advisers Act Section 203(f) and Investment Company Act Section 9(b) collectively as an industry bar.

Krinos willfully made a materially false statement in Krinos Financial's Form ADV, and I have found that his many misrepresentations and omissions constitute willful violations of the antifraud provisions of the Securities, Exchange, and Advisers Acts. At the time of his misconduct, he acted as an investment adviser and was associated with Krinos Financial, which was then a registered investment adviser. Accordingly, an industry bar will be imposed if it is in the public interest.

To determine whether a sanction is in the public interest, the Commission considers the *Steadman* factors: the egregiousness of the respondent's actions; the isolated or recurrent nature of the infraction; the degree of scienter involved; the sincerity of the respondent's assurances against future violations; the respondent's recognition of the wrongful nature of his conduct; and the likelihood that the respondent's occupation will present opportunities for future violations. *Steadman v. SEC*, 603 F.2d 1126, 1140 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981). The Commission's inquiry regarding the appropriate sanction is flexible, and no one factor is dispositive. *Gary M. Kornman*, Exchange Act Release No. 59403, 2009 SEC LEXIS 367, at *22 (Feb. 13, 2009), *pet. denied*, 592 F.3d 173 (D.C. Cir. 2010). Other factors the Commission has considered include the age of the violation, the degree of harm to investors and the marketplace resulting from the violation, and deterrence. *See Schield Mgmt. Co.*, Exchange Act Release No. 53201, 2006 SEC LEXIS 195, at *35 (Jan. 31, 2006); *Marshall E. Melton*, Exchange Act Release No. 48228, 2003 SEC LEXIS 1767, at *5 (July 25, 2003).

Krinos's violations were egregious. The Commission has "repeatedly held that conduct that violates the antifraud provisions of the securities laws," as Krinos's did, "is especially serious and subject to the severest of sanctions under the securities laws." *Peter Siris*, Exchange Act Release No. 71068, 2013 SEC LEXIS 3924, at *23 (Dec. 12, 2013) (internal quotation marks omitted), *pet. denied*, 773 F.3d 89 (D.C. Cir. 2014). Krinos raised a substantial sum from investors by lying to them about key aspects of their investment. He downplayed the riskiness of investing in Krinos Holdings by grossly exaggerating the company's scope and the experience of its employees. He also claimed that Krinos Holdings was successfully proceeding with its plans

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[14] Under Section 9(b), the Commission may prohibit a person from serving or acting as an employee, officer, director, member of an advisory board, investment adviser or depositor of, or principal underwriter for, a registered investment company or affiliated person of such investment adviser, depositor, or principal underwriter. 15 U.S.C. § 80a-9(b).

to fund start-up companies and become public, even as the start-up companies were terminating their relationships on the basis of Krinos Holdings' failure to provide any capital. Meanwhile, Krinos was instead spending such capital on his extravagant personal lifestyle despite repeated admonitions from Krinos Holdings' accountants. He also lied to the Commission and to clients about Krinos Financial's assets under management.

Krinos's violations were recurrent. He raised money from investors for nearly two years, during which time he made myriad misrepresentations and omissions via nearly every medium imaginable – in offering documents, through social media and websites, in press conferences and newspapers, in filings with the Commission, and in person. He also acted with a high degree of scienter, repeatedly making plainly false representations and taking active steps to hide his misappropriation of investor funds. By refusing to participate in this proceeding, he has failed to offer any assurances against future violations, nor has he recognized the wrongful nature of his conduct. Although the bare fact of a past violation is not enough, by itself, to warrant imposing a bar, "the existence of a violation raises an inference that" the acts in question will recur, and Krinos has done nothing to dispel that inference. *Tzemach David Netzer Korem*, Exchange Act Release No. 70044, 2013 SEC LEXIS 2155, at *23 n.50 (July 26, 2013) (quoting *Geiger v. SEC*, 363 F.3d 481, 489 (D.C. Cir. 2004)).

Krinos's misconduct was relatively recent, occurring less than three years ago, and there is a clear need to deter others from committing such egregious fraudulent conduct. The Division has not presented any evidence as to Krinos's current occupation, but without a bar, Krinos would be free to participate in the securities industry and again flagrantly defraud investors. "Because the securities industry presents continual opportunities for dishonesty and abuse, and depends heavily on the integrity of its participants and on investors' confidence, it is essential that the highest ethical standards prevail in every facet of the securities industry." *Donald L. Koch*, 2014 SEC LEXIS 1684, at *86 (internal quotation marks and alterations omitted). In addition, while the Division's motion does not quantify the monetary harm inflicted on Krinos's investors, the welfare of both investors and the market is harmed by the dissemination of false information. *See ZPR Inv. Mgmt., Inc.*, Advisers Act Release No. 4249, 2015 SEC LEXIS 4474, at *105 (Oct. 30, 2015) (false statements made by principal of investment adviser harmed the market generally and deprived investors the ability to compare the investment adviser to others); *see also Tzemach David Netzer Korem*, 2013 SEC LEXIS 2155, at *18 ("Although the record does not contain evidence of direct investor harm, 'our focus is on the welfare of investors generally and the threat one poses to investors and the markets in the future.'" (quoting *Gary M. Kornman*, 2009 SEC LEXIS 367, at *33)).

I find that the public interest requires that Krinos be barred from participating in the securities industry pursuant to Advisers Act Section 203(f), and prohibited from associating in the enumerated positions in Investment Company Act Section 9(b).

Disgorgement

The Division seeks an order requiring Krinos and Krinos Holdings to pay disgorgement under Section 8A(e) of the Securities Act, Section 21C(e) of the Exchange Act, and Section 203(j) of the Advisers Act.[15] Motion at 29-32.

Securities Act Section 8A(e) and Exchange Act Section 21C(e) authorize disgorgement, including reasonable interest, in cease-and-desist proceedings such as this one. 15 U.S.C. §§ 77h-1(e), 78u-3(e). Section 203(j) of the Advisers Act authorizes disgorgement in proceedings in which a penalty may be imposed under Section 203, as is the case here due to Krinos and Krinos Holdings' willful violations of the securities laws. 15 U.S.C. § 80b-3(j). Disgorgement is an equitable remedy designed to deprive the wrongdoer of unjust enrichment and thereby deter violations of the securities laws. *SEC v. First Pac. Bancorp.*, 142 F.3d 1186, 1191 (9th Cir. 1998); *see also SEC v. Fischbach Corp.*, 133 F.3d 170, 175 (2d Cir. 1997); *SEC v. First Jersey Sec., Inc.*, 101 F.3d 1450, 1474 (2d Cir. 1996) ("The deterrent effect of an SEC enforcement action would be greatly undermined if securities law violators were not required to disgorge illicit profits." (internal quotation marks omitted)).

"When calculating disgorgement, 'separating legal from illegal profits exactly may at times be a near-impossible task.'" *Montford & Co.*, 2014 SEC LEXIS 1529, at *94 (quoting *SEC v. First City Fin. Corp.*, 890 F.2d 1215, 1231 (D.C. Cir. 1989)). "As a result, disgorgement 'need only be a reasonable approximation of profits causally connected to the violation.'" *Id.* (quoting *SEC v. Patel*, 61 F.3d 137, 139 (2d Cir. 1995)). "Once the Division shows that the disgorgement is a reasonable approximation, the burden shifts to the respondent to show that the amount of disgorgement is not a reasonable approximation." *Id.* (citing *SEC v. Happ*, 392 F.3d 12, 32 (1st Cir. 2004)). "'The risk of uncertainty in calculating disgorgement should fall on the wrongdoer whose illegal conduct created that uncertainty.'" *Id.* (quoting *Happ*, 392 F.3d at 31); *accord Jay T. Comeaux*, Securities Act Release No. 9633, 2014 SEC LEXIS 3001, at *9-10 (Aug. 21, 2014).

The Division contends that Krinos and Krinos Holdings were unjustly enriched by at least $1,042,033.93, the amount of investor funds raised through the offer and sale of Krinos Holdings securities, and it seeks to hold them jointly and severally liable for this amount. Motion at 30; Tatman Decl. ¶ 9. The Division's Motion includes a declaration from an accountant supporting the determination that $1,042,033.93 was raised from investors, of which $281,622.39 was spent by or paid to Krinos. Tatman Decl. ¶¶ 9, 12. The declaration also accounts for approximately $80,000 in other expenditures, including Krinos's losses in foreign currency trading, his loan to a personal friend and payment to that friend's restaurant, and the purchase of a controlling interest in Fordgate. *Id.* ¶¶ 15-20. The declaration notes that as of December 31, 2013, Krinos Holdings' bank account had a negative balance of $10,442.38, but it does not explain what happened to the rest of the investors' money, amounting to over $650,000. *Id.* ¶ 9.

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[15] The OIP also authorized disgorgement against Krinos and Krinos Holdings pursuant to Exchange Act Section 21B(e), but the Division did not seek disgorgement under this provision. *See* OIP at 13; Motion at 29.

The Division seeks disgorgement of every penny of the proceeds raised from investors. I agree that the starting point for determining disgorgement in this case is the total proceeds of the stock and note offering raised while Krinos and Krinos Holdings were in violation of the securities laws. However, the Division fails to adequately explain why the over $650,000 in proceeds from the offering, which is unaccounted for in the accountant's declaration, constituted illegal profits – for which disgorgement would be plainly improper – as opposed to funds distributed to investors. Instead, the only reference to these missing funds is a single sentence in the introduction to the Division's motion, which alleges that the money went to "keeping the proverbial lights on" and "paying [Krinos Holdings'] handful of employees." The accountant's declaration is silent on this subject, as is the remainder of the Division's motion. In the absence of any meaningful statement regarding these funds – not even an allegation that the Division tried but was unable to account for the money with any degree of precision, or that an attempt to separate illegal profits from the rest would be difficult – I conclude that the Division has not met its burden to show that the disgorgement figure of $1,042,033.93 is a reasonable approximation of Krinos and Krinos Holdings' unjust enrichment. *See First City Fin. Corp.*, 890 F.2d at 1231 ("Since disgorgement primarily serves to prevent unjust enrichment, the court may exercise its equitable power only over property causally related to the wrongdoing. . . . [D]isgorgement may not be used punitively."); *Jay T. Comeaux*, 2014 SEC LEXIS 3001, at *9 (the Division must establish "but-for causation between a [respondent]'s violations and profits").

As an alternative measure of disgorgement, the Division proposes that I order Krinos to disgorge the $281,622.39 that he paid to himself in salary or used for personal expenses. Motion at 31-32. Disgorgement of the money misappropriated by Krinos for personal expenses is appropriate, as is disgorgement of the amounts he paid himself in salary during the commission of the fraud – a salary he obtained as a result of his fraudulent representations about Krinos Holdings. *See, e.g.*, *SEC v. Merchant Capital, LLC*, 486 F. App'x 93, 96 (11th Cir. 2012); *SEC v. Drexel Burnham Lambert, Inc.*, 837 F. Supp. 587, 612 (S.D.N.Y. 1993), *aff'd sub nom.*, *SEC v. Posner*, 16 F.3d 520 (2d Cir. 1994). I therefore order Krinos to disgorge $281,622.39, plus prejudgment interest calculated from January 1, 2014,[16] through the last day of the month preceding the month in which disgorgement is paid. *See* 17 C.F.R. § 201.600(a).

Civil Penalties

The Division seeks civil monetary penalties against Krinos totaling $1,042,033.93 under the Securities, Exchange, and Advisers Acts. Motion at 32-33.

Securities Act Section 8A(g), Exchange Act Section 21B(a)(2), and Advisers Act Section 203(i)(1)(B) authorize the Commission to impose civil monetary penalties against any person where such penalties are in the public interest and the Commission has found that the person has violated or caused the violation of any provision of the statutes or their rules and regulations. 15

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[16] The Division does not provide sufficient evidence of exactly when in 2012 and 2013 this money was received by Krinos. I therefore use December 2013, the last month in which funds were raised from investors, as the date of Krinos's violation for the purpose of calculating prejudgment interest. *See* 17 C.F.R. § 201.600(a) (prejudgment interest shall but due "from the first day of the month following each . . . violation).

U.S.C. §§ 77h-1(g), 78u-2(a)(2), 80b-3(i)(1)(B). The statutes set out a three-tiered system for determining the maximum civil penalty for each act or omission. A maximum third-tier penalty is permitted if: (1) the violations involved fraud, deceit, manipulation, or deliberate or reckless disregard of a regulatory requirement; and (2) such act or omission directly or indirectly resulted in substantial losses or created a significant risk of substantial losses to other persons or resulted in substantial pecuniary gain to the person who committed the act or omission. 15 U.S.C. §§ 77h-1(g)(2)(C), 78u-2(b)(3), 80b-3(i)(2)(C).

To determine whether a penalty is in the public interest, the statutes call for consideration of: (1) whether the violations involved fraud, deceit, manipulation, or deliberate or reckless disregard of a regulatory requirement; (2) harm caused to others; (3) unjust enrichment; (4) prior violations; (5) deterrence; and (6) such other matters as justice may require.[17] 15 U.S.C. §§ 78u-2(c), 80b-3(i)(3). Under the statutes, the maximum amount of civil penalty for a violation committed by a natural person after March 3, 2009, at the third tier is $150,000. 17 C.F.R. § 201.1004, Subpt. E, Table IV. The maximum amount of civil penalty for violations committed after March 5, 2013, at the third tier is $160,000. 17 C.F.R. § 201.1004, Subpt. E, Table V.

Third-tier penalties are appropriate here. Krinos's egregious violations of the securities laws involved blatant fraud, deceit, manipulation, and deliberate or reckless disregard of regulatory requirements. And he personally obtained over $280,000 in illegal profits as a result of his misconduct. Krinos's actions clearly created a significant risk of substantial losses to investors by leading them to invest in a company far riskier that it was portrayed. His misrepresentations with respect to Krinos Financial similarly created a significant risk of losses to clients and potential clients by leading them to believe that Krinos Financial had far greater capabilities as an investment advisory firm than it actually possessed. While the Division does not point to any prior violations committed by Krinos, there is a significant need to deter both Krinos and others from perpetrating similar frauds on investors and clients.

The Division argues that there are nineteen separate violations, one for each of the nineteen individuals who invested in Krinos Holdings. Motion at 33. It submits that a total penalty of $1,042,033.93, or approximately $54,843 per violation, is appropriate because the offering of Krinos Holdings stock and notes raised investor funds totaling that amount. *Id.*

Krinos is responsible for a host of misrepresentations and omissions regarding Krinos Holdings' use of investor funds, experience, and business operations, which were repeated in offering documents, newspapers, websites, press conferences, and in person. Assessing a penalty based on each discrete misrepresentation and omission would be impractical here and, even if undertaken, would likely result in a highly prejudicial figure. I therefore agree that nineteen violations, based on each investor whom Krinos defrauded as a result of his misconduct, is a reasonable unit of assessing penalties. However, I conclude that the filing of the September 2012 Form ADV for Krinos Financial and the filing of the Form 8-K for Fordgate, both of which contained false statements about Krinos Financial's assets under management, constitute two

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[17] Although the Securities Act does not specify consideration of these six factors in determining public interest, these factors have been used by the Commission in assessing sanctions under this provision. *See Francis V. Lorenzo*, 2015 SEC LEXIS 1650, at *58-59.

additional violations. I assess a third-tier penalty of $55,000 for each of these twenty-one violations, for a total of $1,155,000.

Revocation

The Division seeks revocation of the registration of Fordgate's securities due to its failure to file any periodic reports since mid-2013. Motion at 34-35. Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. 15 U.S.C. § 78*l*(j). In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Fordgate's failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Fordgate's violations are also recurrent in that it has failed to file any periodic reports since it filed a Form 10-Q for the period ended March 31, 2013. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). Fordgate is culpable because it knew, or should have known, of its obligation to timely file periodic reports; indeed, it filed a late Form 10-K in 2013 after first informing the Commission that the report would not be timely. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations); *Robert L. Burns*, Advisers Act Release No. 3260, 2011 SEC LEXIS 2722, at *41 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder").

By not participating in this proceeding, Fordgate forfeited an opportunity to show it has made efforts to remedy its past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Fordgate's registered securities.

Cease-and-Desist Order

The Division seeks a cease-and-desist order against Krinos, Krinos Holdings, and Fordgate. Motion at 28, 33-34.

Securities Act Section 8A(a), Exchange Act Section 21C(a), and Advisers Act Section 203(k) authorize the Commission to issue a cease-and-desist order against any person who has violated or caused violations of the statutes or any rule or regulation thereunder. 15 U.S.C. §§ 77h-1(a), 78u-3(a), 80b-3(k)(1). Although there must be some likelihood of future violations whenever the Commission issues a cease-and-desist order, the required showing is "significantly less than that required for an injunction." *KPMG Peat Marwick LLP*, Exchange Act Release No. 43862, 2001 SEC LEXIS 98, at *101, *114 (Jan. 19, 2001), *pet. denied*, 289 F.3d 109 (D.C. Cir. 2002). Absent evidence to the contrary, a single past violation ordinarily suffices to establish a risk of future violations. *Id.* at *102-03. Here, Krinos and Krinos Holdings committed numerous violations with a high degree of scienter and have shown no remorse, which is more than sufficient to establish a risk of future violations.

To determine whether a cease-and-desist order is in the public interest, the Commission's considerations are essentially the same as the *Steadman* and other factors analyzed in determining whether to impose an industry bar. *See id.* at *116. In addition, the Commission considers "the remedial function to be served by the cease-and-desist order in the context of any other sanctions being sought in the same proceedings." *Id.*

I have considered the *Steadman* and other factors above and found that they weigh heavily in favor of severe sanctions against Krinos and Krinos Holdings. Even taking into account the other sanctions sought in this proceeding, a cease-and-desist order will serve the public interest by specifying that Krinos and Krinos Holdings can no longer engage in such egregious misconduct, and it will put them and others on notice that similar misconduct is unacceptable. For these reasons, a cease-and-desist order against Krinos and Krinos Holdings is appropriate and will be imposed.[18]

A cease-and-desist order is also appropriate as to Fordgate. As discussed above, its violations were serious and recurrent, and Fordgate is culpable for their commission. The violations are also recent, continuing through the present, and Fordgate has not participated in this proceeding to show recognition for its misconduct or provide assurances that it will not continue to flout its periodic filing obligations as a public company. Harm to investors and the marketplace is evident through the resulting deprivation of current and accurate financial information about Fordgate. Accordingly, it is in the public interest to order Fordgate to cease and desist from violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

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[18] The Division's requested cease-and-desist order as to Krinos's secondary violation of Advisers Act Section 203A will not be imposed, however, as it is not authorized in the OIP. Motion at 2; OIP at 12.

Order

I ORDER that, pursuant to Section 203(f) of the Investment Advisers Act of 1940 and Section 9(b) of the Investment Company Act of 1940, George N. Krinos is BARRED from association with an investment adviser, broker, dealer, municipal securities dealer, municipal advisor, transfer agent, or nationally recognized statistical rating organization; and from serving or acting as an employee, officer, director, member of an advisory board, investment adviser or depositor of, or principal underwriter for, a registered investment company or affiliated person of such investment adviser, depositor, or principal underwriter.

I FURTHER ORDER that, pursuant to Section 8A(e) of the Securities Act of 1933, Section 21C(e) of the Securities Exchange Act of 1934, and Section 203(j) of the Investment Advisers Act of 1940:

> George N. Krinos shall disgorge $281,622.39, plus prejudgment interest. Prejudgment interest shall be calculated at the underpayment rate of interest established under Section 6621(a)(2) of the Internal Revenue Code, 26 U.S.C. § 6621(a)(2), shall be compounded quarterly, and shall run from January 1, 2014, through the last day of the month preceding the month in which payment is made. 17 C.F.R. § 201.600.

I FURTHER ORDER that, pursuant to Section 8A(g) of the Securities Act of 1933, Section 21B(a) of the Securities Exchange Act of 1934, and Section 203(i) of the Investment Advisers Act of 1940, George N. Krinos shall pay a civil monetary penalty in the amount of $1,155,000.

I FURTHER ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Fordgate Acquisition Corporation is REVOKED.

I FURTHER ORDER that, pursuant to Section 8A of the Securities Act of 1933, Section 21C of the Securities Exchange Act of 1934, and Section 203(k) of the Investment Advisers Act of 1940:

> George N. Krinos shall cease and desist from committing or causing violations, and any future violations, of Section 17(a) of the Securities Act of 1933; Section 10(b) of the Securities Exchange Act of 1934 and Exchange Act Rule 10b-5; and Sections 206(1), 206(2), and 207 of the Investment Advisers Act of 1940.

I FURTHER ORDER that, pursuant to Section 8A of the Securities Act of 1933, and Section 21C of the Securities Exchange Act of 1934:

> Krinos Holdings, Inc., shall cease and desist from committing or causing violations, and any future violations, of Section 17(a) of

the Securities Act of 1933; and Section 10(b) of the Securities Exchange Act of 1934 and Exchange Act Rule 10b-5.

I FURTHER ORDER that, pursuant to Section 21C of the Securities Exchange Act of 1934:

Fordgate Acquisition Corporation shall cease and desist from committing or causing violations, and any future violations, of Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13.

Payment of disgorgement, prejudgment interest, and civil penalties shall be made no later than twenty-one days following the day this Initial Decision becomes final, unless the Commission directs otherwise. Payment shall be made by certified check, United States postal money order, bank cashier's check, wire transfer, or bank money order, payable to the Securities and Exchange Commission. The payment, and a cover letter identifying the Respondent(s) and Administrative Proceeding No. 3-16202, shall be delivered to: Enterprises Services Center, Accounts Receivable Branch, HQ Bldg., Room 181, AMZ-341, 6500 South MacArthur Blvd., Oklahoma City, Oklahoma 73169. A copy of the cover letter and instrument of payment shall be sent to the Commission's Division of Enforcement, directed to the attention of counsel of record.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge